UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

Unit 29D, Huadu Mansion, 838 Zhangyang Road,

Shanghai, 200122

The People’s Republic of China

(+86-21) 5075-2918

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT INDEX

Number	Description of Document

Exhibit 10.1	English Translation of Letter of Undertaking on the Authenticity, Accuracy, and Completeness of the Prospectus, effective as of September 8, 2020, of Daqo New Energy Corp.
Exhibit 10.2	English Translation of Letter of Undertaking on Stabilizing the Company’s Stock Price, effective as of September 7, 2020, of Daqo New Energy Corp.
Exhibit 10.3	English Translation of Letter of Undertaking on the Resale Restriction and Voluntary Lock-Up of the Shares Held, effective as of September 7, 2020, of Daqo New Energy Corp.
Exhibit 10.4	English Translation of Letter of Undertaking on the Intent to Reduce Shareholding, effective as of September 7, 2020, of Daqo New Energy Corp.
Exhibit 10.5	English Translation of Letter of Undertaking on Avoiding Horizontal Competition, effective as of September 7, 2020, of Daqo New Energy Corp.
Exhibit 10.6	English Translation of Letter of Undertaking on Regulating Related Party Transactions, effective as of September 7, 2020, of Daqo New Energy Corp.
Exhibit 10.7	English Translation of Letter of Undertaking on Not Occupying Funds, effective as of September 7, 2020, of Daqo New Energy Corp.
Exhibit 10.8	English Translation of Letter of Undertaking on Protecting the Independence of the Company, effective as of September 7, 2020, of Daqo New Energy Corp.
Exhibit 10.9	English Translation of Letter of Undertaking Regarding the Restraint Measures for Failure to Fulfill the Undertakings, effective as of September 8, 2020, of Daqo New Energy Corp.
Exhibit 10.10	English Translation of Letter of Undertaking on Remedial Measures for Diluting Current Returns, effective as of September 7, 2020, of Daqo New Energy Corp.
Exhibit 10.11	English Translation of Letter of Undertaking Regarding Xinjiang Daqo New Energy Co., Ltd.’s Dividend Policy, effective as of September 7, 2020, of Xinjiang Daqo New Energy Co., Ltd.
Exhibit 99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

	By:	/s/ Longgen Zhang
	Name:	Longgen Zhang
	Title:	Director and Chief Executive Officer
Date: September 11, 2020

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